Exhibit 99.1

36Kr Holding Inc. Announces Changes to Board of Directors

BEIJING, September 9, 2025-- 36Kr Holdings Inc. ("36Kr" or the "Company" or "We") (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that Ms. Jing Xu has been appointed as the Company’s director, effective on September 8, 2025.

Ms. Xu currently works as a corporate tax and valuation professional at Andersen in Silicon Valley, in the San Francisco Bay Area. She has over 20 years of experience leading finance functions for both large digital technology companies and fast-growing startups. Before moving to the United States, she served as Finance Director at Jingdong in Beijing for four years and as Audit Manager at Deloitte for five years. She also worked as Head of Finance at Zero Zero Robotics, where she helped launch the company’s first-generation product in Apple Stores worldwide, achieving global sales of $15 million. Ms. Xu received her bachelor’s degree in International Trade from Sichuan University and her master’s degree in Economics from the University of Missouri–Columbia. She is a licensed CPA in both the United States and Hong Kong.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and the upgrading needs of traditional companies. The Company is supported by a comprehensive database and strong data analytics capabilities. Through diverse service offerings and significant brand influence, the Company is well-positioned to continuously capture the high growth potential of China's New Economy.

For more information, please visit: http://ir.36kr.com.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.
Investor Relations
Tel: +86 (10) 8965-0708
E-mail:  ir@36kr.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  36Kr@tpg-ir.com